SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

VONAGE HOLDINGS CORP.
(Name of Subject Company (Issuer))

VONAGE HOLDINGS CORP.
(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010
(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41
(CUSIP Numbers of Class of Securities)

John S. Rego
Executive Vice President, Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street, Holmdel, NJ 07733
(732) 528-2600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Filing Persons)

Copy to:

James S. Scott Sr., Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10021
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$256,980,309	$10,100

(*)
Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $253,460,031 principal amount of 5% Senior Unsecured Convertible Notes due 2010 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. The amount of the filing fee, $39.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,100	Filing Party:	Vonage Holdings Corp.
Form or Registration No.:	Schedule TO	Date Filed:	July 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 30, 2008, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 4, 2008 (collectively, the “Schedule TO”) by Vonage Holdings Corp. (the “Company”), a Delaware corporation. The Schedule TO relates to the offer by the Company to purchase for cash any and all of the Company’s 5% Senior Unsecured Convertible Notes due 2010 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2008 and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 10.          Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by

(i) deleting and replacing the first paragraph thereof with the following:

The information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 under Item 8, Financial Statements and Supplementary Data as amended and supplemented by Amendment 1 on Form 10-K/A for the fiscal year ended December 31, 2007, filed with the SEC on August 11, 2008, the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 under Item 1, Financial Statements and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008 under Item 1, Financial Statements, are incorporated herein by reference.  At March 31, 2008 and June 30, 2008, the book value per share of the Company’s common stock was $(0.53) and $(0.55), respectively.

(ii) adding the following sentence at the end of the third paragraph thereof:

Earnings for the three month period ended June 30, 2008 were insufficient to cover fixed charges by $0.8 million.

(iii) deleting and replacing the second paragraph of the section of the Offer to Purchase entitled “Documents Incorporated by Reference” with the following:

We incorporate by reference the filings listed below, which have previously been filed with the SEC (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this Statement.

(1)           Our annual report on Form 10-K for the year ended December 31, 2007, filed on March 17, 2008 and Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2007, filed on August 11, 2008;

(2)           Our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008;

(3)           Our quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed on August 11, 2008;

(4)           Our proxy statement on Schedule 14A, filed on April 15, 2008; and

(5)           Our current reports on Form 8-K filed on January 3, 2008, February 8, 2008, February 13, 2008, March 14, 2008; March 17, 2008, March 21, 2008, April 10, 2008, April 25, 2008, June 17, 2008, July 24, 2008 and August 4, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VONAGE HOLDINGS CORP.

By:	/s/ John S. Rego
	Name:	John S. Rego
	Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Dated:  August 11, 2008